SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

At the extraordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on February 22, 2016, the agenda set forth below submitted for shareholder approval was approved by the shareholders as originally proposed:

1.	Agenda for shareholder approval: Election of President and CEO

Candidate	Biographic Details
Cho, Hwan-Eik

•    Date of Birth: February 27, 1950

•    Term of office: One year (consecutive term)

•    Current Position: President and CEO of KEPCO

•    Previous Positions:

•    President, Korea Trade-Investment Promotion Agency

•    CEO, Korea Export Insurance Corporation

•    Vice Minister, Ministry of Trade, Industry and Energy of Korea

•    Education: Ph.D. in business administration from Hanyang University

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on February 5, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name: Kim, Jong-soo
Title: Vice President

Date: February 22, 2016